

10013243

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to _________

Commission File Number 1-14094

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Meadowbrook Insurance Group, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Meadowbrook Insurance Group, Inc.
26255 American Drive
Southfield, Michigan 48034-6112

REQUIRED INFORMATION

The Meadowbrook Insurance Group, Inc. 401(k) Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Meadowbrook Insurance Group, Inc. 401(k) Profit Sharing Plan

Date: June 25, 2010

By: Karen M Spaun

Meadowbrook, Inc.
as Plan Sponsor
Name: Karen M. Spaun
Title: Vice President

MEADOWBROOK INSURANCE GROUP, INC. 401(K) PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K



ERNST & YOUNG

Ernst & Young LLP
One Kennedy Square
777 Woodward Avenue, Suite 1000
Detroit, Michigan 48226-5495

Tel: +1 313 628 7100
Fax: +1 313 628 7013
www.ey.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-103453) pertaining to the Meadowbrook, Inc. 401(k) Profit Sharing Plan of our report dated June 25, 2010, with respect to the financial statements and schedule of Meadowbrook, Inc. 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

Ernst + Young LLP

June 25, 2010

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Meadowbrook, Inc. 401(k) Profit Sharing Plan
Years Ended December 31, 2009 and 2008
With Report of Independent Registered Public
Accounting Firm

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2009 and 2008

Contents

Ernst & Young

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, MI 48226-5495

Tel: +1 313 628 7100
Fax: +1 313 628 7101
wwwey.com

Report of Independent Registered Public Accounting Firm

The Trustees and Participants
Meadowbrook, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Meadowbrook, Inc. 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



June 25, 2010

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31	
	2009	**2008**
Assets		
Receivables:		
Accrued interest and dividends	**$ 621**	$ 610
Employer contribution	**67,687**	99,251
Total receivables	**68,308**	99,861
Investments, at fair value:		
Interest bearing cash	**522**	–
Mutual funds	**27,179,728**	18,774,622
Meadowbrook Insurance Group, Inc. common stock	**1,101,576**	935,747
Common/collective trust fund	**7,322,712**	4,889,046
Participant loans	**1,033,676**	936,711
Total investments	**36,638,214**	25,536,126
Net assets reflecting investments at fair value	**36,706,522**	25,635,987
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**534,275**	789,288
Net assets available for benefits	**$ 37,240,797**	$ 26,425,275

See accompanying notes.

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2009	**2008**
Additions		
Interest and dividends	**$ 567,543**	$ 983,625
Interest on participant loans	**64,050**	61,084
	631,593	1,044,709
Contributions:		
Employer contributions	**1,237,742**	1,112,296
Participant contributions	**3,923,050**	3,295,236
Participant rollovers	**1,870,785**	9,102
	7,031,577	4,416,634
Total additions	**7,663,170**	5,461,343
Deductions		
Benefit payments	**2,147,637**	2,864,995
Administrative expenses	**10,110**	11,451
Total deductions	**2,157,747**	2,876,446
Net realized and unrealized appreciation (depreciation) in fair value of investments	**5,310,099**	(10,250,178)
Net increase (decrease)	**10,815,522**	(7,665,281)
Net assets available for benefits at:		
Beginning of year	**26,425,275**	34,090,556
End of year	**$ 37,240,797**	$ 26,425,275

See accompanying notes.

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2009

1. Description of Plan

The following description of the Meadowbrook, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined-contribution plan covering the employees of Meadowbrook, Inc. (the Company). All employees with six months of service and who have reached the age of 20 1/2 years or older may enter the Plan relative to their pretax contribution and relative to profit sharing contributions.

The Meadowbrook, Inc. 401(k) Profit Sharing Plan Committee (the Committee) is responsible for the general administration of the Plan. In November 2009, the Plan's trustee, Merrill Lynch, was acquired by Bank of America, N.A. The Plan's trustee is now known as Bank of America, N.A. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may make salary reduction contributions up to 75% of their compensation, as defined by the Plan. Participants may direct the investment of their contributions into any of approximately 40 investment options offered by the Plan, including Meadowbrook Insurance Group, Inc. stock. Participants may change their investment options on a daily basis. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans. In 2009 and 2008, the Company contributed 50% of the first 6% of compensation that a participant contributed to the Plan, subject to certain limitations. In a participant's account, both the participant and Company contributions are combined and treated as one contribution. The contribution is then invested per the participant's direction.

The Company may contribute to the Plan out of its current or accumulated net profit as determined by the Company's Board of Directors. Such contributions would be allocated to employee accounts based on a calculation of the employee's compensation over total employee compensation with a maximum contribution of 3%. All contributions are subject to certain limitations of the Internal Revenue Code (the Code).

1. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and is charged with certain administrative fees.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions, their share of Company contributions, and earnings arising from participation in the Plan.

Forfeitures

Any amounts forfeited by participants under the Plan are available to reduce subsequent contributions of the Company to the Plan or to reduce administrative expenses of the Plan. Approximately $2,027 and $35,571 were available to reduce employer contributions or pay additional plan expenses at December 31, 2009 and 2008, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 9.25%, which are commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest on participant loans are paid ratably through semimonthly payroll deductions.

1. Description of Plan (continued)

Payment of Benefits

On termination of employment, retirement, or death, a participant or a participant's beneficiary will be entitled to a distribution of the vested account balance. The normal form of payment is a single lump sum. An optional form of payment is an annuity that is payable in installments. A participant, under certain circumstances, may elect to receive a hardship withdrawal that is payable in a single lump sum.

Administrative Expenses

Fees are charged to participants for loan initiation, maintenance, and overnight fees. The plan sponsor pays certain administrative expenses on behalf of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

ProCentury Merger

Following the close of business on July 31, 2008, the merger of Meadowbrook Insurance Group, Inc. (Meadowbrook) and ProCentury Corporation (ProCentury) was completed. Effective July 30, 2008, the Century Surety Company 401(k) Plan, the pension plan that covered the ProCentury employees, was terminated. Effective August 1, 2008, all eligible ProCentury employees who became Meadowbrook employees and had completed at least six months of service were eligible to begin contributing to the Plan immediately. Remaining assets of the Century Surety Company 401(k) plan balances were distributed to plan participants in 2009. During that time, Century Surety Company participants were able to elect to receive distributions of their account balances or to direct that their account balances be rolled over to an individual retirement account or other eligible retirement plan, including the Meadowbrook, Inc. 401(k) Profit Sharing Plan, if eligible. Participant rollovers related to the Century Surety Company 401(k) Plan were approximately $1.7 million for the year ended December 31, 2009.

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The financial statements of the Plan are maintained on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts in the financial statements and accompanying notes and supplemental schedule. Accordingly, actual results may differ from those estimates.

Investment Valuation

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The Merrill Lynch Retirement Preservation Trust invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.* FSP 157-4 amended Statement of Financial Accounting Standards (SFAS) No. 157 (codified as Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events*, which was codified into ASC 855, *Subsequent Events*, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

In September 2009, the FASB issued Accounting Standards Update (ASU) 2009-12, *Investments in Certain Entities That Calculate Net Asset Value Per Share (or Its Equivalent).* ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the NAV is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009, and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment's NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures (Note 4) regarding the nature and risks of investments within the scope of this guidance. Adoption of ASU 2009-12 did not have a material effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

2. Summary of Significant Accounting Policies (continued)

In January 2010, the FASB issued ASU 2010-06, *Improving Disclosures About Fair Value Measurements*. ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and requires a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and presents information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan's financial statements.

3. Investments

The following presents investments at December 31, 2009 and 2008, that represent 5% or more of the Plan's net assets:

	2009	2008
American Growth Fund	**$ 2,079,578**	$ (a)
The Oakmark Equity and Income Fund Class II	**2,070,506**	1,632,229
Davis NY Venture Fund Class A	**2,275,443**	1,554,427
Pimco Total Return Fund Class A	**2,181,529**	1,536,148
Merrill Lynch Retirement Preservation Trust	**7,322,712**	4,889,046

(a) Investment is not 5% of Plan's net assets; shown for comparative purposes.

3. Investments (continued)

During 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Mutual funds	$ 4,915,229	$ (9,054,144)
Meadowbrook Insurance Group, Inc. common stock	139,857	(370,898)
Common collective trust	255,013	(825,136)
	$ 5,310,099	$ (10,250,178)

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below.

Level 1 Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in markets that are not active.
- Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals).
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

4. Fair Value Measurements (continued)

Level 3 Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value by the Plan.

Mutual Funds: Valued at the NAV of shares held by the Plan.

Common/Collective Trust Fund: Investments in common collective trust funds are valued based on the unit values of the fund. Unit values are determined by the sponsor of the fund by dividing the fund's net assets at fair value by its units outstanding at the valuation dates.

Meadowbrook Insurance Group, Inc. Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Participant Loans: Valued at amortized cost, which approximates fair value.

4. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Mutual funds:				
Equities/stock fund	**$ 18,841,526**	**$ –**	**$ –**	**$ 18,841,526**
Fixed income/bond fund	**4,963,117**	**–**	**–**	**4,963,117**
Blended fund	**3,375,085**	**–**	**–**	**3,375,085**
Interest bearing cash	**522**	**–**	**–**	**522**
Common/collective trust fund	**–**	**7,322,712**	**–**	**7,322,712**
Meadowbrook Insurance Group, Inc. company stock	**1,101,576**	**–**	**–**	**1,101,576**
Participant loans	**–**	**–**	**1,033,676**	**1,033,676**
Total assets at fair value at December 31, 2009	**$ 28,281,826**	**$ 7,322,712**	**$ 1,033,676**	**$ 36,638,214**

	Assets at Fair Value as of December 31, 2008			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Mutual funds:				
Equities/stock fund	$ 12,500,609	$ –	$ –	$ 12,500,609
Fixed income/bond fund	3,521,551	–	–	3,521,551
Blended fund	2,752,462	–	–	2,752,462
Common/collective trust fund	–	4,889,046	–	4,889,046
Meadowbrook Insurance Group, Inc. company stock	935,747	–	–	935,747
Participant loans	–	–	936,711	936,711
Total assets at fair value at December 31, 2008	$ 19,710,369	$ 4,889,046	$ 936,711	$ 25,536,126

4. Fair Value Measurements (continued)

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the years ended December 31, 2009 and 2008:

	Level 3 Assets Year Ended December 31	
	2009	**2008**
	Participant Loans	**Participant Loans**
Balance, beginning of year	**$ 936,711**	$ 697,579
Realized gains (losses)	–	–
Unrealized gains (losses) relating to instruments still held at the reporting date	–	–
Purchases, sales, issuances, and settlements (net)	**96,965**	239,132
Balance, end of year	**$ 1,033,676**	$ 936,711

5. Related-Party Transactions

Certain plan investments are units of participation in a common collective trust fund and shares of mutual funds managed by Bank of America, N.A. Bank of America, N.A. is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Likewise, Meadowbrook Insurance Group, Inc. is the plan sponsor, and therefore, transactions in shares of Meadowbrook Insurance Group, Inc.'s stock would also qualify as party-in-interest transactions; however, these transactions are exempt from the prohibited transaction rules under ERISA.

6. Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2007-6 and 2005-16, the plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants' account balances and amounts reported in the statement of net assets available for benefits.

8. Difference Between the Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2009	**2008**
Net assets available for benefits as reported in the Plan's financial statements	**$ 37,240,797**	$ 26,425,275
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	**(534,275)**	(789,288)
Amounts allocated to withdrawing participants	**(1,044)**	–
Net assets available for the benefits pursuant to the Form 5500	**$ 36,705,478**	$ 25,635,987

	Year Ended December 31	
	2009	**2008**
Interest and dividends from investment	**$ 631,593**	$ 1,044,709
Net realized/unrealized appreciation/depreciation from investment accounts	**5,310,099**	(10,250,178)
Net investment gain (loss) from investments as reported in the financial statements	**5,941,692**	(9,205,469)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	**(534,275)**	(789,288)
Net investment gain (loss) from investments as reported in the Form 5500	**$ 5,407,417**	$ (9,994,757)

Supplemental Schedule

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 38-2645138 Plan #333

December 31, 2009

	Identity of Issue, Borrower, Lessor, or Similar Party		Description of Investment		Current Value
	Alger		Alger Midcap Growth Instl Port	$	459,699
	Alger		Alger Midcap Growth Instl Port – GM		279,736
	Alger		Alger Capital Appreciation		484,228
	Alger		Alger Capital Appreciation – GM		573,962
	Alliance		AllianceBernstein International A		998,852
	American		American Growth Fund		2,079,578
	American		American Growth Fund – GM		320,751
	JP Morgan		JP Morgan Government Bond		369,803
	JP Morgan		JP Morgan Government Bond – GM		821,307
	DWS		DWS Dreman Small Capital Value		712,435
	DWS		DWS Dreman Small Capital Value – GM		226,100
	Davis		Davis NY Venture Fund Class A		2,275,443
	Davis		Davis Series Financial Fund Class A		117,300
	Davis		Davis Series Income Real Estate Fund A		159,773
	MFS		MFS Utilities Fund Class A		698,149
	Oppenheimer		Oppenheimer Global Fund		535,587
	Blackrock		Blackrock HL SC Opportunities Fund		196,548
	Blackrock		Blackrock – Fundamental Growth Fund A		1,197,461
	Blackrock		Blackrock – Basic Value Fund Class A		1,606,998
	Blackrock		Blackrock – Eurofund Class A		142,631
	Blackrock		Blackrock – Global Allocation Fund Class A		1,304,579
	Blackrock		Blackrock – Equity Dividend A		360,560
	Blackrock		Blackrock – Equity Dividend A – GM		1,142,296
	Blackrock		Blackrock – S&P 500 Index		424,429
	Blackrock		Blackrock – Small Cap Index		312,430
	Loomis		Loomis Sayles Strategic		467,111
	Jennison		Jennison Small Company Fund		221,520
	Jennison		Jennison Small Company Fund - GM		146,794
	Mainstay		Mainstay High Yield Corp Bond		155,140
	The Oakmark		The Oakmark Equity and Income Fund Class II		2,070,506
	Pimco		Pimco Total Return Fund A		2,181,529
	Pimco		Pimco Total Return Fund A – GM		968,229
	Thornburg		Thornburg Inter Value Fund		525,892
	Thornburg		Thornburg Inter Value Fund – GM		1,187,714
	Columbia		Columbia Mid Cap Value A		537,599
	Columbia		Columbia Mid Cap Value A – GM		422,913
	Allianz		Allianz NACM Pacific Rim A		147,605
	Allianz		Allianz NFJ Small Cap Value A		146,654
	Pioneer		Pioneer Emerging Markets A		189,594
	Victory		Victory Special Value A		10,293
*	Common Stock		Meadowbrook Insurance Group, Inc.		1,101,576
*	Common Collective Trust		Merrill Lynch Retirement Preservation Trust		7,322,712
	Other		Interest Bearing Cash		522
		*	Participant Loans (at interest rates of 4.25% to 9.25%)		1,033,676
			Total	$	36,638,214

* Identifies party-in-interest.

Note: Historical cost information is disclosed for the Meadowbrook Insurance Group, Inc. common stock since investments can either be participant or non-participant directed. Historical cost information is not disclosed for all other investments since they are solely participant directed.



Ernst & Young LLP
One Kennedy Square
777 Woodward Avenue, Suite 1000
Detroit, Michigan 48226-5495

Tel: +1 313 628 7100
Fax: +1 313 628 7013
www.ey.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-103453) pertaining to the Meadowbrook, Inc. 401(k) Profit Sharing Plan of our report dated June 25, 2010, with respect to the financial statements and schedule of Meadowbrook, Inc. 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

Ernst & Young LLP

June 25, 2010

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

